Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

16 August 2017

PRIMA BIOMED RECEIVES A $1.3 MILLION TAX REFUND

FROM FRENCH GOVERNMENT

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima” or the “Company”) is pleased to announce that it has received a €876,635 (A$1,306,266) cash rebate from the French Government under its Crédit d’Impôt Recherche scheme (CIR). Through CIR the French government reimburses companies, whether French or international, for undertaking research and development activity in France by up to 30%.

Prima BioMed qualifies to receive CIR credits via its subsidiary Immutep due to R&D conducted in its laboratory at Châtenay-Malabry in southwestern Paris in the 2016 calendar year. Prima is currently working on new products in addition to the development work related to lead compound IMP321, in both cancer treatment and other settings.

The additional funding will be used for the development of its IMP321 clinical trial programs in Europe and Australia.

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is a leader in the development of immunotherapeutic products. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is a soluble LAG-3Ig fusion protein, is an APC activator boosting T cell responses. IMP321 is currently in a Phase II clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and in a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by Prima’s pharmaceutical partners. Prima is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Prima BioMed is listed on the Australian Securities Exchange and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

For further information please contact:

U.S. Investors:

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com